03011523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32874

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Clearing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 East Kilbourn Avenue
(No. and Street)

Milwaukee	**WI**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Wallestad **(414) 225-4800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

111 East Kilbourn Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief the accompanying statement of financial condition and supplemental information pertaining to the firm of BNY Clearing Services LLC, as of December 31, 2002, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified soley as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

NOTARY PUBLIC
DOREEN PETROVIC
STATE OF WISCONSIN

Signature

Dennis Wallestad   Chief Financial Officer
Title

Signature

Craig M. Black   Executive Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Independent Auditors' Supplementary Report on Internal Control.
- ☑ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☑ (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Supplemental Information

BNY Clearing Services LLC

December 31, 2002
with Report of Independent Auditors

0210-0350908_Supp

ERNST & YOUNG

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

The Members of
BNY Clearing Services LLC

We have audited the accompanying statement of financial condition of BNY Clearing Services LLC (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Clearing Services LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects.

Ernst & Young LLP

Milwaukee, Wisconsin
February 14, 2003

BNY Clearing Services LLC

Statement of Financial Condition
(In Thousands)

December 31, 2002

Assets	
Cash	$ 8,933
Cash and securities segregated under federal regulations	101,018
Deposits with clearing organizations (cash of $6,841 and U.S. Government securities with a market value of $13,200)	20,041
Receivables from:	
Brokers, dealers and clearing organizations	206,412
Customers	407,045
Affiliates	22,271
Others	77,096
Securities borrowed	340,468
Fixed assets, at cost, net of accumulated depreciation and amortization of $19,119	11,191
Goodwill	131,761
Other assets	24,142
Total assets	$1,350,378
Liabilities and members' capital	
Liabilities:	
Cash overdrafts	$ 16,741
Bank loans payable	104,300
Payables to:	
Brokers, dealers and clearing organizations	220,850
Customers	579,094
Affiliates	20,752
Others	18,573
Securities loaned	35,100
Accounts payable, accrued expenses and other liabilities	79,140
	1,074,550
Subordinated borrowings	180,000
Members' capital	95,828
Total liabilities and members' capital	$1,350,378

See accompanying notes.

BNY Clearing Services LLC

Notes to Statement of Financial Condition
(In Thousands)

1. Organization and Nature of Business

BNY Clearing Services LLC (the Company) is a limited liability company organized under the laws of the state of Delaware. The Company is 99% owned by BNY Clearing Services Holding Company and 1% owned by 1 Wall Street, both wholly owned subsidiaries of The Bank of New York (BNY).

The Company is registered as both a securities broker-dealer with the Securities and Exchange Commission and a futures commission merchant with the Commodity Futures Trading Commission. The Company is a member of the New York Stock Exchange (NYSE) and other listed exchanges. The Company provides securities execution and clearing services on a fully disclosed basis for correspondent broker-dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Securities Segregated Under Federal Regulations

Securities purchased under agreements to resell (resale agreements) of approximately $74,000 are segregated in a reserve bank account with BNY for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Resale agreements of approximately $27,000 are segregated in a reserve bank account with BNY, in accordance with the Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related revenues and expenses recorded on a trade-date basis.

See accompanying notes.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (generally collateralized by U.S. Government and agency obligations) are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold, as specified in the respective agreements, plus accrued interest. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained from counterparties when appropriate. At December 31, 2002, the Company had no outstanding agreements.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. At December 31, 2002, securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $390,000. At December 31, 2002, the Company obtained securities that it repledged under such terms with a fair value of $34,000, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice. In addition, approximately $35,000 of customer securities were pledged to the Options Clearing Corporation as collateral for customer options activities.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation on fixed assets is recorded on a straight-line basis over the estimated useful lives of the assets, generally 4 to 15 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the economic life of the assets.

Goodwill and Intangibles

Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their estimated useful lives. Prior to January 1, 2002, goodwill was being amortized on a straight-line basis over 20 years; subsequent to that date goodwill is no longer amortized. At December 31, 2002, the Company had no indefinite lived intangibles.

The carrying amount of goodwill is reviewed annually to determine if any impairment exists. If this review indicates that the goodwill is not recoverable, as determined based on the multiples of revenue valuation technique, the carrying amount of the goodwill is reduced for the shortfall of the estimated fair value of the entity (revenue multiplied by earnings multiple) as compared to the carrying value.

Included within other assets are intangible assets which primarily consist of customer contracts and related customer relationships resulting from the Company's acquisition of Weiss, Peck & Greer, Inc. effective April 2002. Customer contracts and related customer relationships are amortized over a period of 5 years.

Income Taxes

The Company is treated as a partnership under the Internal Revenue Code. The Company's taxable income or loss is allocable to the members of the Company, who are responsible for reporting the taxes thereon.

(In Thousands)

3. Goodwill and Intangibles

The Company performed the required impairment test of goodwill and intangible assets deemed to have an indefinite life as of the date of adoption and concluded that an impairment charge was not required. The Company is also required to perform goodwill impairment tests on an annual basis and between annual tests under certain circumstances as defined by SFAS No. 142. The Company expects that it will perform future annual tests for impairment in its third fiscal quarter. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

In 2002, the Company acquired certain correspondent clearing accounts of Weiss, Peck & Greer, Inc., a registered securities broker-dealer, with net credit balances of $122,412. The acquisition was an asset purchase agreement and has been accounted for using the purchase method. Substantially all of the purchase price was financed through arrangements with BNY.

As part of the purchase agreement, the Company is required to pay Weiss, Peck & Greer, Inc. a contingent payment based upon a percentage of revenues earned by the Company over the three-year period from April 2002 through March 2005. The Company made its first payment of $1,897 during 2002, of which $1,115 was recorded as an intangible asset and $782 was recorded as goodwill. All future contingent payments will be recorded as goodwill.

As part of a prior asset purchase from BHF Securities, the Company was required to make a contingent payment based upon revenues that exceeded $17 million for that portion of the business. During 2002, the Company made a payment of $1,449 under this agreement that was recorded as an increase to goodwill.

(In Thousands)

3. Goodwill and Intangibles (continued)

The following table presents details of the Company's intangible assets:

	December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:			
Customer contracts	$1,115	$167	$948

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of January 1, 2002	$130,087
Goodwill acquired during year	2,231
Adjustment to purchase price of prior acquisition	(557)
Balance as of December 31, 2002	$131,761

4. Fixed Assets

At December 31, 2002, fixed assets consist of the following:

Leasehold improvements	$ 3,450
Data processing and communications equipment	20,054
Furniture and fixtures	6,806
	30,310
Accumulated depreciation and amortization	(19,119)
Fixed assets, net	$ 11,191

5. Bank Loans Payable

At December 31, 2002, the Company had a $104,300 loan with BNY. The loan is a short-term borrowing, drawn against a $500,000 unsecured line-of-credit agreement, principally to finance purchases of securities by customers on margin. Interest on such borrowing is based on the federal funds rate plus .25% (1.41% at December 31, 2002).

(In Thousands)

6. Subordinated Borrowings

The Company has a $180,000 subordinated borrowing agreement with BNY. The borrowings are subordinated to the claims of all other creditors of the Company. These borrowings are covered by a subordination agreement approved by the designated regulatory organizations and are available in computing net capital pursuant to the uniform net capital rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. These borrowings are due on June 30, 2005, and bear interest at an annual rate, adjusted monthly, based on LIBOR plus 1.50% (2.88% at December 31, 2002).

7. Defined-Contribution Plan

Employees of the Company participate in the Employees' Incentive Savings Plan of The Bank of New York, Inc. (the 401(k) Plan), maintained by BNY, to provide employees with an opportunity to accumulate funds for retirement. Participants are eligible to make pretax contributions to the 401(k) Plan and share in employer contributions. Employer contributions are generally made at the discretion of the Board of Directors of BNY.

8. Commitments and Contingencies

The Company leases certain office space and equipment under non-cancelable operating leases. Future minimum payments under these non-cancelable leases at December 31, 2002, are as follows:

Year ended December 31	
2003	$1,753
2004	23
Total	$1,776

The Company has a $50,000 unsecured letter of credit arrangement issued by BNY to facilitate the clearance of security transactions through the EuroClear System. Such letter of credit is generally for a period of three months. The Company pays commitment fees on the letter of credit at an annual rate of .25%. At December 31, 2002, the Company had no outstanding balances under this agreement.

In the normal course of business, the Company has been named as a defendant in lawsuits incidental to its securities businesses. At December 31, 2002, in the opinion of management, after consultation with counsel, no matters existed whose disposition would have a material adverse effect on the Company's financial position.

9. Transactions and Balances with Affiliates

During the year ended December 31, 2002, the Company paid fees to BNY for administrative and support services. The Company provides clearing services to two wholly owned broker-dealers of BNY. The Company has approximately $1,207 in operating accounts with affiliated organizations.

10. Financial Instruments

Fair Value

The Company's financial instruments are carried at fair value or amounts approximating fair value on the statement of financial condition. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made within the industry. Securities borrowed/loaned, resale agreements and loans payable to banks are carried at contract amount plus accrued interest or at the amount of cash collateral advanced or received, which approximates fair value due to their highly liquid nature and short maturity (one year or less). Subordinated borrowings are stated at contract amount, which approximates fair value. The Company's remaining financial instruments are generally short-term (one year or less) in nature and their carrying values approximate fair value.

Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement and financing of various customer securities, which may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and the writing of option contracts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, and pursuant to such

10. Financial Instruments (continued)

guidelines, requires the customers to deposit additional collateral or reduce positions when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally three business days after the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company believes that the settlement of these transactions and any losses that might result therefrom will not have a material effect on the Company's statement of financial condition.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges.

In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures. Additionally, the Company has established credit limits for such activities and monitors compliance on a daily basis.

11. Net Capital Requirements

As a registered securities broker-dealer and futures commission merchant, the Company is subject to the net capital rules administered by the Securities and Exchange Commission (SEC) and the NYSE. The Company has elected to use the alternative method of computing net capital requirements provided for in SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate customer-related debit items, as defined.

(In Thousands)

11. Net Capital Requirements (condition)

At December 31, 2002, the Company's regulatory net capital of approximately $91,426 was approximately $77,317 in excess of its required net capital; the Company's ratio of net capital to aggregate debit items was 12.96%. Advances to affiliates, repayments of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2002, the Company had no PAIB reserve requirement and had $27,000 of resale agreements on deposit in a Reserve Bank Account as a result of the PAIB calculation.

12. Subsequent Event

On January 7, 2003, BNY entered into a transaction agreement with Credit Suisse First Boston to acquire Pershing LLC (Pershing and certain other of its affiliates. The transaction is anticipated to close by the end of the second quarter of 2003. Within approximately six months of the closing, BNY intends to integrate the operations of Pershing into its existing domestic correspondent clearing business operated through the Company. Management of the Company has not determined whether the Company's international correspondent clearing business, currently operated through the Company's Global Clearing division, will be integrated into Pershing.

After the domestic correspondent clearing business is moved to Pershing, the Company expects to incur significant penalties from terminating various contracts associated with the domestic clearing business, recognize severance and other costs associated with terminating employees, and write down assets that will not be transferred to Pershing or be used in the international correspondent clearing business. Management believes that the Company has sufficient working and regulatory capital to cover these costs.

Supplemental Information

BNY Clearing Services LLC

Computation of Net Capital
(In Thousands)

December 31, 2002

Net capital		
Members' capital		$ 95,828
Subordinated borrowings		180,000
Total capital		275,828
Nonallowable assets and deductions and/or charges:		
Nonallowable assets:		
Goodwill	131,761	
Memberships in exchanges	6,493	
Fixed assets, net	11,191	
Receivables from broker, dealer and clearing organization	1,054	
Receivable from customer	591	
Receivable from others	3,004	
Other	24,247	
Total nonallowable assets	178,341	
Additional charges for customers' and noncustomers' securities and commodities accounts	13	
Aged fails-to-deliver (138 items)	2,486	
Other deductions and/or charges	3,562	
Total deductions and/or charges		184,402
Net capital before haircuts on securities positions		91,426
Haircuts on securities (U.S. Governments)		–
Net capital		$ 91,426
Computation of alternative net capital requirement		
2% of combined aggregate debit items shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $1,500 if greater)		$ 14,109
Excess net capital		$ 77,317
Percentage of net capital to combined aggregate debit items		12.96%
Net capital in excess of:		
4% of combined aggregate debit items		$ 63,207
5% of combined aggregate debit items		$ 56,153

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding Schedule included in the Company's unaudited December 31, 2002, Part IIA FOCUS filing.

BNY Clearing Services LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
(In Thousands)

December 31, 2002

Credit balances:	
Free credit balances and other credit balances in customers' security accounts (including checks drawn in excess of bank balances of $16,741)	$617,775
Monies borrowed collateralized by securities carried for the accounts of customers	–
Monies payable against customers' securities loaned	24,171
Customers' securities failed to receive	93,062
Credit balances in firm accounts which are attributable to principal sales to customers	15,566
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	91
Market value of short securities and credits in all suspense accounts over 30 calendar days	5,174
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	98
Other	36,044
Total credit items	791,981
Debit balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and doubtful of collection	402,866
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	197,800
Failed to deliver of customers' securities not older than 30 calendar days	69,580
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	35,217
Other	–
Aggregate debit items	705,463
Less 3% of aggregate debit items	21,164
Total debit balances	684,299
Reserve computation – excess of total credits over total debits	$107,682
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	$ 74,000
Amount of deposit (or withdrawal) including $47,000 value of qualified securities	$ 47,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $121,000 value of qualified securities	$121,000
Date of deposit	1/3/2003

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2002, Part II FOCUS filing.

BNY Clearing Services LLC

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
(In Thousands)

December 31, 2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

Number of items – 0	–

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3:

Number of items – 1	$1

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3:

Yes __X__ No ______

BNY Clearing Services LLC

Segregation Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges
Pursuant to Section 4d(2) Under the Commodity Exchange Act

December 31, 2002

For the year ended December 31, 2002, BNY Clearing Services LLC did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Regulation 30.7 under the Commodity Exchange Act

For the year ended December 31, 2002, BNY Clearing Services LLC did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.